Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

RIT TECHNOLOGIES CARRIES OUT
$1M DEBT-TO-EQUITY CONVERSION TRANSACTION

– Stins Coman, RiT’s Controlling Shareholder, Strengthens RiT’s Capital Structure –

Tel Aviv, Israel, June 15, 2011 – RiT Technologies (NASDAQ: RITT) today announced that it has signed a private Share Purchase Agreement with STINS COMAN Inc. (“STINS COMAN”), its principal shareholder, under which it will convert an outstanding loan in the amount of $1,005,339 into 177,006 of the Company’s ordinary shares at an average price of $5.68 per share. This transaction is in addition to the previous conversions completed in September 2010, May 2010 and in March, 2011, and is being executed under the terms provided in the Loan Agreement dated June 11, 2009. The completion of this transaction is subject to customary conditions, and the issuance of shares is expected to take place on June 30, 2011. Upon completion, STINS COMAN’s holding will rise from approximately 74.14% to approximately 75.15% of the Company’s voting power.

“We are grateful to Stins Coman for their ongoing confidence regarding our future prospects,” commented Eran Ayzik, RiT’s President and CEO. “Their financial support gives us the time needed to execute our growth strategy and we are excited about the progress we have made as evidenced most recently by the new OEM partnership we established with Samsung Fiber Optics, and with our new products under development. We are confident in our ability, over time, to take the Company to the next level.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il